Exhibit 12

[Letterhead of Crescent Capital]

11625 SE Fifth Avenue, Suite 200

Bellevue, Washington  98005

(Tel)   (425) 586-7700

(Fax)     (425) 688-0500

February 16, 2006

Board of Directors

FirstBank NW Corp.

1300 16th Avenue

Clarkston, WA  99403

Attention:	Steve R. Cox, Chairman of the Board
Clyde E. Conklin, President and Chief Executive Officer

Dear Steve and Clyde:

I am pleased to advise you that Crescent Capital VI, L.L.C. (“Crescent”) has now obtained firm commitments to fund 100% of the equity financing needed for our offer to purchase for cash all of the outstanding shares of common stock of FirstBank NW Corp. (“FirstBank”) (the “Offer”).  Taking into account the effectiveness of FirstBank’s recent 100% stock dividend, the as-adjusted price per share of the Offer is $19.075 per share.

We continue to believe that your shareholders will find this all cash proposal compelling and that it offers full and fair value to FirstBank’s shareholders, and includes a significant control premium over the pre-announcement prices of FirstBank’s shares.

Pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended, and as a result of this letter, Crescent will be amending its Schedule 13D filing with the Securities and Exchange Commission.

We’d be pleased to meet with the board and provide the details about Crescent Capital’s proposed acquisition plan at their earliest convenience.

We look forward to hearing from you and welcome the opportunity for further discussion.

Sincerely,

Crescent Capital VI, L.L.C.

Jeffery D. Gow

Managing Director